Exhibit 99.5

ANNUAL GENERAL MEETING

OF ARGENX SE

EXPLANATORY NOTES

The following items on the agenda of the meeting shall be discussed and/or put to a vote. The numbers in the list correspond to the numbers on the agenda.

2. Report on the 2018 financial year (discussion item)

This agenda item includes an account of the financial year 2018.

3. Explanation of the implementation of the remuneration policy (discussion item)

The implementation of the remuneration policy during the financial year 2018 is explained, including the remuneration of the directors and options which have been granted to them pursuant to the argenx option plan. The remuneration is in line with the remuneration policy adopted by the general meeting of shareholders on 7 November 2017.

4. Discussion and adoption of the 2018 annual report and annual accounts:

4a. Discussion of the 2018 annual report (discussion item)

This agenda item includes the discussion of the 2018 annual report.

4b. Adoption of the 2018 annual accounts (voting item)

This agenda item includes the proposal to adopt the 2018 annual accounts.

4c. Corporate governance statement (discussion item)

This agenda item includes the discussion of the Company’s corporate governance section of the annual report.

4d. Allocation of losses of the Company in the financial year 2018 to the retained earnings of the Company (voting item)

It is proposed to allocate the losses of the Company in the financial year 2018 to the retained earnings of the Company.

4e. Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2018 (voting item)

It is proposed to release the members of the board of directors of the Company (the “Board”) from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting prior to the adoption of the annual accounts.

5. Re-appointment of Donald deBethizy as non-executive director to the board of directors of the Company (voting item)

The Board proposes to appoint Donald deBethizy as a non-executive director of the Company with effect from the date of this general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2023, which is the fourth year after the year of the appointment. The proposed appointment is in accordance with the Company’s articles of association and takes into argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com – www.argenx.com	1

account the pursued composition and profile of the Board as apparent from the Company’s profile for the non-executive directors which is available on the Company website.

In making this proposal, the Board has taken into consideration Donald deBethizy’s skills, knowledge and expertise built up during his career and his contribution and performance as non-executive director of the Company.

Biography

Donald deBethizy (age 68)- has served as a member of our board of directors since May 2015. Dr. deBethizy has 30 years of experience in research and development and financial, business and operating management in the biotechnology and consumer products industry. He is the president of White City Consulting ApS. Previously, Dr. deBethizy served as president and chief executive officer of Santaris Pharma A/S until October 2014, when the company was sold to Roche. From August 2000 to June 2012, Dr. deBethizy was co-founder and chief executive officer of Targacept, Inc., a U.S. biotechnology company listed on Nasdaq. He currently serves on the supervisory boards of Albumedix A/S, Newron Pharmaceuticals SpA, Noxxon Pharma NV and AG, Rigontec GmbH and Proterris, Inc. From May 2013 to November 2014, he served as executive chairman of Contera Pharma ApS. He previously served on the boards of Asceneuron SA, Serendex Pharmaceuticals A/S, Enbiotix Inc., Targacept Inc. and Bio-source Inc. Dr. deBethizy has held adjunct appointments at Wake Forest University Babcock School of Management, Wake Forest University School of Medicine and Duke University. Mr. deBethizy holds a B. Sc. in biology from the University of Maryland, and an M. Sc. and a Ph. D. in toxicology from Utah State University.

Donald deBethizy doesn’t hold any shares in argenx but he holds 35.000 share options under the argenx option plan.

6. Approval of the amended argenx option plan (voting item)

On 28 April 2016, the general meeting of shareholders lastly approved amendments to the argenx option plan. Pursuant to article 7.1 of the option plan, the Board is authorized to amend the option plan, subject to the approval of the majority of the non-executive members of the board. On 9 March 2016, the Board unanimously resolved to amend and update the option plan in order to conform to changes in applicable laws, particularly the entry into force of the market abuse regulation on 16 July 2016 and recent changes in Belgian tax laws, and to update the wording of the plan in light of the company’s listing on the NASDAQ stock exchange. The changes to the plan include a number of clarifications and updated references. In addition, the plan now specifically includes the option for the Board to grant ‘sign-on-options’ in order to attract new (key) personnel. Sign-on-options will vest for 25% after one year following the grant, and for the remaining 75% on a monthly basis over a period of 3 years. It is proposed that the general meeting of shareholders approves the new (amended) version of the argenx option plan. These changes are of a general nature and apply to all beneficiaries, including non-executive directors.

argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com – www.argenx.com	2

7. Authorization of the board of directors to grant options pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the general meeting (voting item)

The shareholders are asked to renew the authorization of the Board to grant stock options (rights to subscribe for shares) in accordance with (and within the limits of) the argenx stock option plan for a period of 18 months after the date of this general meeting.

8. Authorization of the board of directors to issue shares in the share capital of the Company up to a maximum of 20% of the outstanding capital at the date of the general meeting for a period of 18 months from the general meeting, in addition to the authorization to issue shares pursuant to the exercise of options (voting item)

This agenda item proposes to designate the Board as the corporate body competent to issue ordinary shares in the capital of the Company and grant rights to subscribe for ordinary shares in the capital of the Company at any time during a period of 18 months as of the date of this general meeting up to a maximum of 20% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of this general meeting. For the avoidance of doubt: this authorization is in addition to the authorization to issue shares pursuant to the grant and exercise of stock options, as proposed to be granted under item 7. of the agenda.

9. Authorization of the board of directors to, insofar necessary, limit or exclude pre-emptive rights regarding an issuance of new shares and/or a grant of rights to subscribe for new shares for a period of 18 months from the general meeting (voting item)

This agenda item proposes to grant the board of directors the authority to limit or exclude pre-emptive rights in relation to any issuance of shares and/or any grant of rights to subscribe for new shares to which the board of directors may resolve as authorized under 7. or 8. above.

10. Appointment of Deloitte Accountants B.V. as external auditor of the Company for the 2019 financial year (voting item)

This agenda item proposes to the general meeting of shareholders to appoint Deloitte Accountants B.V. as the external auditor of the Company for the 2019 financial year.

argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com – www.argenx.com	3